UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025.

Commission File Number 001-42502

Plutus Financial Group Limited

(Translation of registrant’s name into English)

8/F, 80 Gloucester Road

Wan Chai, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

Extraordinary Meeting of Shareholders

On August 8, 2025 at 9 a.m. (Hong Kong time), or on August 7, 2025 at 9 p.m. (New York time), Plutus Financial Group Limited, a Cayman Islands exempted company with limited liability (“Plutus”) will hold an extraordinary general meeting of shareholders of at 8/F, 80 Gloucester Road, Wan Chai, Hong Kong, People’s Republic of China. At the extraordinary general meeting, Plutus shareholders of record as of the close of business on July 8, 2025 will be asked to vote on the following proposals:

As special resolutions:

1.	Approval of: (i) the Agreement and Plan of Merger, dated as of July 9, 2025, as it may be amended from time to time (the “Merger Agreement”), by and among Plutus and Choco Up Group Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Choco Up”); (ii) the plan of merger (the “Plan of Merger”) required to be registered with the Registrar of Companies in the Cayman Islands, in substantially the forms attached as Annex A and Annex B, respectively, to the proxy statement furnished herewith as Exhibit 99.2, and any and all transactions contemplated by the Merger Agreement and the Plan of Merger;

2.	Approval of the amendment and restatement of Plutus’ Memorandum and Articles of Association in their entirety as set forth in the form attached as Annex C to the Proxy Statement furnished herewith as Exhibit 99.2, to take effect immediately prior to the effective time (the “Effective Time”) of the Merger (the “Amendment of M&A”);

3.	Approval of a change of Plutus’ company name from “Plutus Financial Group Limited” to “Choco Up International Holdings Limited,” to take effect immediately prior to the Effective Time (the “Change of Name”);

4.	Approval of a change in the share capital of Plutus as follows:

a.	effective immediately prior to the Effective Time: (i) 1,818,833 issued and outstanding ordinary shares of Plutus owned by Radiant Global Ventures Limited shall be re-designated as 1,818,833 issued and outstanding newly issued Class B ordinary shares of the Company (the “New Class B Shares”); (ii) 33,181,167 authorized but unissued ordinary shares of Plutus shall be re-designated as 33,181,167 authorized but unissued New Class B Shares; (iii) 13,531,167 issued and outstanding ordinary shares of Plutus shall be re-designated as 13,531,167 issued and outstanding newly issued Class A ordinary shares of the Company (the “New Class A Shares”, together with the New Class B Shares, the “New Ordinary Shares”); (iv) 251,468,833 authorized but unissued ordinary shares of Plutus shall be re-designated as 251,468,833 authorized but unissued New Class A Shares; and (v) 3,000,000 authorized but unissued preference shares of Plutus be cancelled (the “Re-designation and Cancellation of Shares”); and

b.	subsequent to the Re-designation and Cancellation of Shares, the authorized share capital of the Company will be changed FROM US$30,300 divided into (x) 300,000,000 ordinary shares of Plutus of a nominal of a par value of US$0.0001 each, and (y) 3,000,000 preference shares of Plutus of a nominal of a par value of US$0.0001 each; TO US$30,000 divided into (xx) 265,000,000 New Class A Shares of par value US$0.0001 each, and (yy) 35,000,000 New Class B Shares of par value US$0.0001 each (together with the Re-designation and Cancellation of Shares, the “Variation of Share Capital”); and

5.	Approval of the issuance of New Ordinary Shares to the shareholders of Choco Up in accordance with the Merger Consideration as stipulated in the Merger Agreement, effective at the Effective Time (the “Issuance of Merger Consideration”).

As an ordinary resolution:

THAT Ting Kin Cheung, a director and the CEO of the Company, be authorized to do all things necessary to give effect to the Merger Agreement, the plan of merger, and the transactions contemplated by the Merger Agreement and the plan of merger, including the Merger and, effective immediately prior to the Effective Time, the Amendment of M&A, the Change of Name, the Variation of Share Capital and the Issuance of Merger Consideration.

If necessary, as an ordinary resolution:

THAT the chairman of the extraordinary general meeting of shareholders be instructed to adjourn the extraordinary general meeting of shareholders in order to allow Plutus to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting of shareholders to pass the special resolutions to be proposed at the extraordinary general meeting of shareholders.

Unless otherwise defined, the defined terms shall have the meanings assigned to them in the proxy statement furnished herewith as Exhibit 99.2.

The Proxy Statement furnished herewith as Exhibit 99.2 contains additional information regarding the Merger Agreement, the Amendment of M&A, the Change of Name, the Re-designation and Cancellation of Shares, and the Variation of Share Capital and should be reviewed in its entirety.

Instructions and forms for voting at the extraordinary general meeting by internet, by mail, or in person can found in Annex E to the Proxy Statement furnished herewith as Exhibit 99.2.

On July 16, 2025, we released the press release furnished herewith as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 16, 2025	Plutus Financial Group Limited

	By:	/s/ Ting Kin Cheung
	Name:	Ting Kin Cheung
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibits

99.1	Press Release

99.2	Proxy Statement and Notice of Extraordinary General Meeting of Shareholders

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)